Amendment – August 1, 2025

1) As per SEC instructions, the list of third parties (Schedule B) and the list of regulators (Schedule F Section 2) have now been included in the live form SBSE-A. Please note, they were originally submitted as exhibits in PDF formats.

National Bank of Canada

Form SBSE-A: Schedule F, Section II, Registration with Financial Regulatory Authorities

English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country
Northwest Territories, Office of the Superintendent of Securities	N/A	Northwest Territories, Canada
Nunavut, Office of the Superintendent of Securities	N/A	Nunavut, Canada

** As per SEC instructions, I am including two additional Schedule F.2 regulators which cannot be added to the schedule itself. The reason is due to, both English Name Country (Northwest Territories, Canada & Nunavut, Canada), are not in the list of countries provided by the SEC.

2) We amended the date the new principal/individual **Jean-Michel Gosselin** began working for the applicant from **01/2014 to 06/2009**.

Please note this is the initial submission made on July 7, 2025.

There's been a change in the list of 14 Principals:

1) Martin Thériault, Vice President – Operations, Financial Markets has been deleted in the list of Principals – retirement on May 16, 2025.

2) Jean-Michel Gosselin succeeds Martin Thériault as Vice President – Operations, Financial Markets – effective June 2, 2025